SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited non-consolidated estimated earnings results for the three months ended March 31, 2009 and 2010 as attached hereto.

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first three months of 2009 and 2010 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of March 31, 2010, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of March 31, 2009 and 2010

(Unit : in billions of Korean Won)	1Q 2010	1Q 2009	Change
Operating revenues:	9,577	8,359	14.6%

Sale of electric power	9,482	8,278	14.5%
Other operating revenues	62	73	-15.3%
Revenues for other businesses	33	8	340.0%

Operating expenses:	10,657	10,123	5.3%

Purchased power	9,369	8,818	6.2%
Maintenance	129	159	-18.3%
Depreciation	496	492	0.8%
Other operating expenses	647	642	0.6%
Expenses for other businesses	16	12	30.0%

Operating income	-1,080	-1,764	38.8%

Non-operating income:	1,341	1,138	17.8%

Gain on foreign currency transactions and translation	127	8	1589.3%
Investment income from affiliates	1,098	983	11.7%
Other	116	147	-20.7%

Non-operating expenses:	407	496	17.9%

Interest expenses	276	256	7.7%
Loss on foreign currency transactions and translation	8	204	-96.0%
Investment loss from affiliates	18	20	-7.1%
Other	105	16	547.5%

Earnings before taxes	-145	-1,121	87.0%

Provision for income taxes	-63	-239	73.5%

Net income	-82	-882	90.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin Chang-Keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: April 26, 2010